

Navisyo, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Navisyo, Inc. Management

We have reviewed the accompanying financial statements of Navisyo, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 26, 2025

NAVISYO, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Cash and Cash Equivalents	22,087	33,094
Accounts Receivable	52,286	52,286
Deposits	-	274,085
Total Current Assets	74,373	359,465
Fixed Assets - net	-	669
Total Non-Current Assets	-	669
TOTAL ASSETS	74,373	360,135
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	9,172	6,835
Advance from Customers	-	493,500
Total Current Liabilities	9,172	500,335
Non-Current Liabilities:		
Loan Payable	1,018,455	1,018,455
Total Non-Current Liabilities	1,018,455	1,018,455
TOTAL LIABILITIES	1,027,627	1,518,790
EQUITY		
Common Stock - Class A	94	94
Common Stock - Class B	9	9
APIC	918,924	918,924
Accumulated Deficit	(1,872,281)	(2,077,683)
TOTAL EQUITY	(953,253)	(1,158,655)
TOTAL LIABILITIES AND EQUITY	74,373	360,135

See Accompanying Notes to these Unaudited Financial Statements

NAVISYO, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales Revenue	658,500	52,286
Service Revenue	-	91,691
Cost of Goods Sold	384,641	323,876
Gross Profit	273,859	(179,899)
Operating Expenses		
Advertising & Marketing	11,230	3,795
Depreciation Expense	-	12,302
Rent	-	29,610
General and Administrative	56,265	263,738
Total Operating Expenses	**67,494**	**309,444**
Total Loss from Operations	**206,365**	**(489,343)**
Other Income (Expense)		
Other Income	126	535
Interest Expense	(120)	(696)
Bad Debt	-	(748,518)
Profit/(Loss) from Sale of Asset	-	(3,605)
Exchange Gain or Loss	0	-
Total Other Income (Expense)	**6**	**(752,284)**
Net Income (Loss)	**206,371**	**(1,241,627)**

See Accompanying Notes to these Unaudited Financial Statements

NAVISYO, INC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/23	9,377,520	94	948,200	9	923,089	(844,565)	78,628
Issuance of Common Stock	-	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	8,509	8,509
Additional Paid in Capital	-	-	-	-	(4,165)	-	(4,165)
Net income (loss)	-	-	-	-	-	(1,241,627)	(1,241,627)
Ending balance at 12/31/23	9,377,520	94	948,200	9	918,924	(2,077,683)	(1,158,655)
Issuance of Common Stock	60,371	0.60	-	0	-	-	1
Prior Period Adjustment	-	-	-	-	-	(969)	(969)
Additional Paid in Capital	-	-	-	-	(1)	-	(1)
Net income (loss)	-	-	-	-		206,371	206,371
Ending balance at 12/31/24	9,437,891	94	948,200	9	918,924	(1,872,281)	(953,253)

See Accompanying Notes to these Unaudited Financial Statements

NAVISYO, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	206,371	(1,241,627)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	12,302
Loss on Sale of Fixed Asset	-	3,605
Prior Period Adjustment	370	8,509
Accounts Receivable	-	757,072
Inventory	-	162,690
Prepaid Expenses	-	14,948
Deposits	274,085	516,890
Accounts Payable	2,337	(431,520)
Advance from Customers	(493,500)	109,309
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(216,709)	1,153,806
Net Cash provided by (used in) Operating Activities	(10,338)	(87,822)
INVESTING ACTIVITIES		
Acquisition of Fixed Asset	-	-
Proceeds from Sale of Fixed Asset	(669)	21,017
Net Cash provided by (used in) Investing Activities	(669)	21,017
FINANCING ACTIVITIES		
Loan Payable	-	(36,109)
Common Stock - Class A	1	-
Common Stock - Class B	0	-
APIC	(1)	(4,165)
Net Cash provided by (used in) Financing Activities	(0)	(40,274)
Cash at the beginning of period	33,094	140,174
Net Cash increase (decrease) for period	(11,007)	(107,079)
Cash at end of period	22,087	33,094

See Accompanying Notes to these Unaudited Financial Statements

Navisyo, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navisyo, Inc ("the Company") was originally formed as an LLC in the State of Florida on April 24, 2020. On November 16th 2021, the Company was converted to Delaware Corporation with Florida qualifications. The Company specializes in the distribution and planned operation of unique houseboats and yachts uniquely designed with spacious interiors for exploitation as Airbnbs or under the innovative "Navisyo Floatel" concept. The Company's headquarters is in Hollywood, Florida. The Company's customers will be located in Europe & Canada.

The Company plans to launch a crowdfunding campaign under Regulation CF in 2025 to raise operating capital and support the development and release of a revolutionary new model, set to debut in December 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2023, the Company's manufacturing partner in Spain went into bankruptcy, which caused an unanticipated challenge that significantly impacted their 2023 revenues. To mitigate future risk, the Company has taken full control of the manufacturing process and invested in proprietary designs.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in 2023, and although they were profitable in 2024, this was due to the company having minimal operating costs and selecting all their inventory through auction and they may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,087 and $33,094 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

The Company sold off all its fixed assets as of December 31, 2024

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through the sale of yachts and the operation of its "Navisyo Floatel" concept. Payments are generally collected through upfront deposits and scheduled installments throughout the manufacturing process. The Company's primary performance obligation is the delivery of fully manufactured yachts to customers. Revenue is recognized at the time of delivery when the customer obtains control of the asset.

For customers participating in the "Navisyo Floatel" model, revenue may also include ongoing service obligations, such as vessel maintenance and availability for hospitality purposes. In these cases, revenue is recognized over the duration of the service contract as obligations are fulfilled.

The Company deferred revenue for prepaid deposits on yachts that have not yet been delivered, ensuring that revenue is recognized only when performance obligations are satisfied. Additionally, for any potential refunds or cancellations, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability. The Company's deferred revenue as of December 31, 2024 and December 31, 2023 were $0 and $493,500, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of, accounting fees, bank charges, commission expense, contractors, insurance, legal & professional Services, boat slip rental, travel and other miscellaneous business expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan payable:

In 2021, the Company entered into a Revenue Loan Agreement, in which three investors invested $110,000, into the Company, and they are required to repay $330,000. The Company is required to pay 5% of the Company's Gross revenue, until the amount is repaid in full. The balance on the loan as of December 31, 2024 and December 31, 2023, was $109,495.

In 2022, the Company entered into a subscription agreement with WeFunder, in which they are required to pay 6.5% of the gross monies raised in the offering. As of December 31, 2024 and December 31, 2023, the amount due was $908,960.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 of common shares, in which 50,000,000 is designated as "Class A Common Stock", and 50,000,000 is designated as "Class B Non-Voting Common Stock", with both classes having a par value of $0.00001. There were 9,437,891 of Class A Common Stock, and 948,200 of Class B Non-Voting Common Stock issued and outstanding as of December 31, 2024 and December 31, 2023.

Voting: Class A Common stockholders are entitled to one vote per share. Class B Common stockholders have no voting power.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 26, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.